KEY TRONIC CORPORATION

4424 N. Sullivan Road

Spokane Valley, WA 99216

April 10, 2006

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Key Tronic Corporation
Form 10-K for the Fiscal Year Ended July 2, 2005
Forms 10-Q for Fiscal Quarters Ended October 1, 2005 and December 31, 2005
File No. 000-11559

Dear Mr. Wilson:

We are in receipt of your letter of April 3, 2006 concerning the Staff’s review of the above referenced filings.

As discussed with Mr. Jason Niethamer last week, in order to complete the review of the Staff’s comments and our responses with management, our external accountants, our disclosure committee and audit committee we anticipate providing a response to the Staff’s comments by April 26, 2006.

Please call me at 509-927-5295 if you have any questions.

Sincerely,

/s/ Ronald F. Klawitter
Ronald F. Klawitter
Executive Vice President and
Chief Financial officer

RFK/mrd

c	Mr. Jason Niethamer
Division of Corporation Finance